EXHIBIT 12.1

BMB MUNAI, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended June 30,
	2008	2007

Earnings:

Income before income taxes	$13,321,323	$ 5,409,688
Add: Fixed charges	1,135,842	-
Add: Amortisation of capitalized interest	16,963	-
Less: Interest capitalized	1,135,842	-

Total earnings	13,338,286	5,409,688

Fixed charges:

Interest expensed and capitalized	750,000	-
Amortized premiums, discounts, & bond costs	385,842	-

Total fixed charges	1,135,842	-

Ration of earnings to fixed charges	11.74	-